VF 3-21-02

3/18/02 AB

02018878

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 13 2002

SEC FILE NUMBER
8-3149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, 35th Floor
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell H. Gage (415) 445-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

101 Second Street	San Francisco	California	94105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Mitchell H. Gage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone & Youngberg LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

CARLA J. CAMPODONICO
Commission # 1276196
Notary Public - California
San Francisco County
My Comm. Expires Oct 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of Stone & Youngberg LLC:

We have audited the accompanying balance sheet of STONE & YOUNGBERG LLC (a California limited liability company) as of December 31, 2001. This balance sheet is the responsibility of the Firm's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Stone & Youngberg LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California,
February 13, 2002

STONE & YOUNGBERG LLC

BALANCE SHEET -- DECEMBER 31, 2001

ASSETS

CASH		$ 233,431
SECURITIES OWNED, at market value		50,931,334
SECURED DEMAND NOTES RECEIVABLE		4,000,000
FIXED ASSETS, net of accumulated depreciation and amortization of $1,903,054		740,067
RECEIVABLES		564,152
OTHER ASSETS		141,709
		$ 56,610,693

LIABILITIES AND MEMBERS' EQUITY

PAYABLE TO CLEARING ORGANIZATION		$ 24,333,498
ACCOUNTS PAYABLE & ACCRUED EXPENSES		8,401,365
SECURED DEMAND NOTES PAYABLE		4,000,000
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' stated equity	$ 8,470,000	
Members' excess equity	11,405,830	19,875,830
		$ 56,610,693

The accompanying notes are an integral part of this statement.

STONE & YOUNGBERG LLC

NOTES TO BALANCE SHEET

DECEMBER 31, 2001

The Firm

Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD).

Accounting Policies

a. Cash consists of deposits in banks.

b. Income taxes are paid by the members as individuals; therefore, no accrual for such taxes has been made in the balance sheet.

c. Securities owned are valued at quoted market prices as of December 31, 2001, or, in the absence of available market quotations, at dealer bid prices determined by members of the Firm.

d. The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the

reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statement. Actual results could differ from these estimates.

e. Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Fixed Assets

Following is a summary of fixed assets as of December 31, 2001:

Equipment	$1,605,384
Furniture	774,833
Leasehold Improvements	262,904
	$2,643,121
Less: Accumulated depreciation and amortization	1,903,054
	$ 740,067

Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing organization relates to these transactions and is collateralized by securities owned by the Firm. The balance in this account primarily relates to the financing of the Firm's inventory by the clearing organization.

Secured Demand Notes

During 2001, the Firm entered into secured demand note agreements with various members. Borrowings under secured demand note collateral agreements of $4,000,000 are due January 2003, and pay interest of 10%. The demand note receivables are also due January 2003 and do not accrue any interest. The borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

Members' Equity

Stated members' equity at December 31, 2001, was $7,250,000 for Class A members and $1,220,000 for Class B members. All withdrawals of stated members' equity require the approval of the NASD.

In accordance with the operating agreement, members are permitted to contribute additional amounts to the Firm in excess of stated equity. This excess members' equity is included in Firm assets and, thus, is available to creditors of the Firm. The amounts are withdrawable on demand of the member and are not includable in the computation of regulatory net capital.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule", which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2001, the Firm's net capital ratio was 1.38 to 1 and net capital as computed was $6,093,185, which exceeded the SEC's requirement of $560,542 by $5,532,643.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect on the Firm's financial position. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled had no material effect on the financial statements as of that date.

The Firm is involved in several judicial proceedings and regulatory inquiries concerning matters arising in conjunction with the conduct of its businesses. Management, after consultation with its legal counsel, does not believe that the outcome of such matters will have a material adverse impact on the Firm's financial position and intends to defend itself vigorously in each of the matters, but cannot presently predict the outcome of such matters or estimate any potential loss for which it could be responsible.

The Firm is obligated under leases for office space and certain equipment at December 31, 2001. Minimum annual lease payments under such leases amounted to $2,706,000.

ANDERSEN

To the Members of Stone & Youngberg LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Stone & Youngberg LLC (the Firm), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a

relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

San Francisco, California,
February 13, 2002